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September 25, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Electronics and Machinery

Re:  Quanterix Corporation

Draft Registration Statement on Form S-1

Submitted July 21, 2017, as amended on August 17, 2017 and August 31, 2017

CIK No. 0001503274 (the “Second Amended Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Quanterix Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 15, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Electronics and Machinery, to E. Kevin Hrusovsky, Executive Chairman, President and Chief Executive Officer of the Company, relating to the above-referenced Second Amended Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Third Amended Draft Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Second Amended Draft Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Third Amended Draft Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Third Amended Draft Registration Statement that have been marked to show changes from the Second Amended Draft Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Overview, page 1

Comment 1: We note your response to prior comment 1. Continue to revise your disclosure to state clearly and prominently on the first page that you currently sell your products for “research use only.”

Response 1: The Staff’s comment is acknowledged, and the Company has revised the disclosure on the first page as requested.

Comment 2: We note your responses to prior comments 2, 3 and 11. Given what appears to be the scope of the bioMérieux agreement and its effect on your ability to enter the diagnostics and precision health markets, and other markets, it continues to appear that such agreement currently has, and will have, a significant impact on your operations and intended operations. Therefore, it also appears you should highlight the nature and effect of this agreement in the summary. Please revise accordingly.

Response 2: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 3 and 4 as requested.

Comment 3: We note that you have revised your disclosure in response to prior comment 4 to disclose that your products “may be subject to regulation.” We also note your disclosure on page 27 that if you seek to market your products for clinical diagnostics or health screening use, you will be required to obtain regulatory clearance or approval. Revise your prospectus summary to provide investors with greater insight into whether your products are subject to regulation, the steps you have taken towards obtaining regulatory approval and the steps that remain. Also highlight how your current regulatory approval and current sales into the research use only market changes your addressable market size of an aggregate of $30 billion per year. We also note your disclosure on page 113 that “[i]f and when [you] decide to market [y]our products for clinical diagnostic use, [y]our products will be regulated by the FDA as medical devices.” Since it not clear that you have decided to market your products other than for research use only at this time, please tell us why you have indicated the size of the clinical diagnostic use and health screening use markets and revise your disclosure as appropriate.

Response 3: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2, 3, 51, 81, 82 and 113 as requested.

Protein analysis, page 5

Comment 4: We note your response to prior comment 5; however, your disclosure, such as here and on pages 80, 86, 87 and 92, continues to discuss the lack of sensitivity of “conventional” detection technologies while noting the greater sensitivity your system provides. Given this, please revise to also compare the number of secreted proteins your system currently addresses.

Response 4: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 5 and 86 to state that it has developed assays that cover approximately 80 of the proteins secreted in blood.  The Company has also added disclosure that it estimates that the current sensitivity of the Simoa technology has the potential to detect and measure up to one-third of the approximately 9,200 proteins secreted in blood that are not consistently detectable using conventional immunoassay technologies.  This estimate is based on the following:  A single protein molecule in human blood would require a level of detection (LOD) of approximately 10-24 molar, and the LOD of conventional immunoassay technologies is approximately 10-12 molar.  The Company has demonstrated an LOD with its Simoa technology of as low as 10-16 molar, i.e., four logs below the typical LOD of conventional immunoassay technologies.  Accordingly, the Company estimates that detection down to 10-16 molar could enable measurement of approximately one-third of the 9,200 secreted proteins between the 10-12 molar LOD of conventional immunoassay technologies and the 10-24 molar lower limit of LOD.

Many of the reagents..., page 19

Comment 5: We note your revised disclosure that many of the materials, including certain reagents, and components that are used in your consumable products are purchased from suppliers with a restriction that they be used for research use only. In an appropriate location, disclose if such materials would have to be approved as part of any regulatory process if you intend to enter into the clinical diagnostics or health screening markets.

Response 5: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 19 as requested.

Special note regarding forward-looking statements, page 50

Comment 6: We note your response to prior 13 that you have commissioned data from a third-party that you have included in your registration statement. Please file the consent of that third-party as an exhibit to your registration statement.

Response 6: The Staff’s comment is acknowledged, and the Company has filed the consent as Exhibit 99.1 to the Third Amended Draft Registration Statement as requested, and updated the exhibit list accordingly.

Use of proceeds, page 51

Comment 7: We note your revisions in response to prior comments 14 and 15. It remains unclear what new life sciences applications, chemistry and instrumentation for your technology platform and specific products in areas outside of research you intend to develop with the proceeds of this offering. Please revise as appropriate. Also, while we note the disclosure that you do not currently market your products outside of the research use only market, it is unclear from those revisions disclosure what is the status of development, including regulatory status, of those products and the new life sciences applications, chemistry and instrumentation for you technology platform. Please revise.

Response 7: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 10, 44 and 51 as requested.

Dilution, page 55

Comment 8: As requested by prior comment 16, expand your disclosure to show how the numbers and percentages in the table on page 56 would change assuming the exercise of all outstanding options and warrants.

Response 8: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 56 and 57 as requested.

License agreement with bioMérieux SA, page 106

Comment 9: While we note your revised disclosure in response to prior comment 26 that the development and regulatory criteria were not satisfied and were removed from the agreement, it continues to be unclear why those criteria were not met. As requested by that comment, please revise to clarify why the development and regulatory criteria were not met.

Response 9: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 107 as requested. The Company further notes supplementally to the Staff that the decision by the parties to no longer pursue joint development and provide bioMérieux the option to develop its own instrument was not due to any insurmountable regulatory issues or technical/manufacturing challenges that would be relevant to future activities under the current agreement between the parties.

Note 2. Significant accounting policies

Product revenue, page F-9

Comment 10: We note your response to prior comment 35. Please address the following:

•                  Tell us how the historical pattern of providing the additional services began and developed since 2014.

Response 10 (bullet 1): The product launch of the HD-1 Instrument (the “Launch”) occurred in the first quarter of 2014. All sales contracts for the HD-1 instrument include a contractual one-year standard warranty (“Standard Warranty”) which ensures that the instrument will perform in accordance with its stated specifications.

Starting with the Launch, the Company provided additional services (“Additional Services”) for its customers for a period of one year beginning upon delivery of the equipment. The Additional Services include preventive maintenance, minor hardware and software updates, additional training and troubleshooting and are substantially similar to the services that are purchased under extended warranty contracts. As the Additional Services are not required under the contractual terms of the arrangement, the Company refers to this historical pattern as the implied service type warranty (“Implied Warranty”).  Since the Launch, the Additional Services are provided to all of the Company’s customers, many of whom are key opinion leaders in the research use only field, to maintain customer satisfaction and to ensure the continued optimal performance of its instrument. Furthermore, the Company provided these Additional Services to entice their customers to enter into extended warranty contracts after the expiration of the one-year period.  The nature of the Additional Services has not changed since the Launch. Most of the Company’s customers purchase an extended warranty contract following the expiration of the Standard Warranty period for the continued receipt of the Additional Services.

•                  Tell us how each of the services you describe under the implied warranty ensure the continued performance of the instrument and how often they are typically provided.

•                  Explain how you determine when such services are needed — i.e., is this provided through routine scheduled visits, by customer request or some other manner.

Response 10 (bullets 2 and 3): All of the Additional Services are performed by the Company’s field service technicians.  The following summarizes the activities that comprise the Additional Services under the Implied Warranty deliverable and when such services are performed:

Preventative Maintenance — Preventative maintenance may include cleaning the instrument, replacing certain components such as hoses and tubing, and minor repairs. These services reduce the risk of performance issues resulting from continued use and are scheduled twice per year at the customer site.

Minor hardware and software updates — Minor hardware and software updates typically include the replacement of certain components of the HD-1 Instrument based on newly designed or procured materials and software updates for bug fixes and other updates to optimize instrument performance. These updates are provided when and if they become available and are installed by a technician at the customer site.

Additional training — Initial training is provided at installation. However a customer may request additional training or re-training when there is a new employee using the instrument or if there is a change in how the customer wants to use the instrument (for example, for a new or different test that is being run).

Troubleshooting — Troubleshooting services typically include responding to customer inquiries regarding the use of the HD-1 Instrument or addressing minor repairs. These services are typically provided 3-4 times a year at the customer location but can vary from customer to customer based on the manner and frequency in which the customer uses the HD-1 Instrument.

•                  Explain how the implied warranty services differ from inconsequential or perfunctory performance obligations as described in SAB Topic 13A.3.c.

Response 10 (bullet 4): In identifying the deliverables in a HD-1 Instrument arrangement, the Company considered the guidance in ASC 605-25 as well as SAB Topic 13A.3.c. The Company identified the Implied Warranty as a deliverable and as a single unit of accounting separate from the HD-1 Instrument. The Additional Services in the Implied Warranty differ from inconsequential or perfunctory performance obligations because they have certain of the characteristics cited in the Interpretive Reponses to Question 2 of SAB Topic 13A.3.c. Specifically, the estimated fair value of the Implied Warranty (which has a best estimate of selling price of between approximately $20,000 - $25,000) is more than insignificant in relation to the fair value of the HD-1 Instrument (which has a best estimated selling price of approximately $140,000). The Company also considered that the Additional Services require distinct action by the vendor, are performed at various points during the year following the installation of the HD-1 Instrument and the Company believes that this timeframe is more than insignificant, and that the Additional Services are performed by technicians who have specialized skills and training with respect to the HD-1 Instrument. As a result of the above, the Company concluded that the Implied Warranty is a separate deliverable.

The Company also concluded that the Implied Warranty is a separate unit of accounting apart from the HD-1 Instrument and related installation services. This conclusion is based on the guidance in ASCS 605-25-25-5 and the fact that the HD-1 Instrument, upon installation, could be utilized for its intended purpose without the Implied Warranty and therefore had standalone value to the customer.  In addition, the terms of the sale of the HD-1 Instrument do not include any rights of return.

•                  Quantify for us the amount of revenue recognized for the implied warranty in each of the periods presented and deferred as of each balance sheet date.

Response 10 (bullet 5): Revenue recognized related to the Implied Warranty is recognized within the Service and other revenue line item on the consolidated statement of operations. The Company recognized revenue related to the Implied Warranty of $670 thousand and $460 thousand for the years ended December 31, 2016 and 2015, respectively. The Company recognized revenue related to the Implied Warranty of $293 thousand and $339 thousand for the six-month periods ended June 30, 2017 and 2016, respectively.  Deferred revenue associated with the Implied Warranty was $344 thousand and $420 thousand as of December 31, 2016 and 2015, respectively.  Deferred revenue associated with the Implied Warranty was $416 thousand and $364 thousand as of June 30, 2017 and 2016, respectively.

*                                         *                                         *                                         *                                         *

We hope that the above responses and the related revisions reflected in the Third Amended Draft Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, William T. Whelan or John P. Condon of this firm at (617) 542-6000 with any comments or questions regarding the Third Amended Draft Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates
cc:

Securities and Exchange Commission
Tim Buchmiller
Geoff Kruczek
Gary Newberry
Kevin Kuhar
Amanda Ravitz

Quanterix Corporation
E. Kevin Hrusovsky
Joseph Driscoll
Ernie Orticerio
Brian Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan
John P. Condon

Ropes & Gray LLP
Patrick O’Brien
Michael Pilo